                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                        Pursuant To Rule 13a-16 Or 15d-16
                     Of The Securities Exchange Act Of 1934

For the Month of May 2002
                 --------

                               GLOBAL SOURCES LTD.
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                 (Translation of Registrant's Name into English)

                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton HM EX, Bermuda
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                      Form 20-F....X.... Form 40-F........

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of
1934).

                             Yes........ No....X....

Attached hereto and incorporated herein in its entirety by reference are the following documents:

Exhibit No.                     Description
-----------                     -----------
1.2.1          Amendments to the Bye-Laws of Global Sources Ltd., as approved at the May 6, 2002 Annual General Meeting of Shareholders

                                    SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
Registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                 GLOBAL SOURCES LTD.
                                 (Registrant)

                                 By:/s/ Eddie Heng Teng Hua
                                    --------------------------
                                    Name: Eddie Heng Teng Hua
                                    Title: Director and Chief Financial Officer

Dated:    May 7, 2002